

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"BTHC XI, LLC", A MARYLAND LIMITED LIABILITY COMPANY,

WITH AND INTO "BTHC XI, INC." UNDER THE NAME OF "BTHC XI, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE SIXTEENTH DAY OF AUGUST, A.D. 2006, AT 3:59 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4206093 8100M

060767631

AUTHENTICATION: 4981735

DATE: 08-17-06



State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 08/16/2006
FILED 03:59 PM 08/16/2006
SRV 060767631 - 4206093 FILE

CERTIFICATE OF MERGER

of

BTHC XI, LLC
(a Texas limited liability company)

with and into

BTHC XI, INC.
(a Delaware corporation)

Pursuant to Section 264(c) of the Delaware General Corporation Law (the "DGCL"), the undersigned corporation has executed the following Certificate of Merger:

FIRST: The two parties to the merger are BTHC XI, Inc., a Delaware corporation that will survive the merger, and BTHC XI, LLC, a Texas limited liability company that is being merged into BTHC XI, Inc.

SECOND: An Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by the surviving corporation and the merging limited liability company in accordance with Section 264(c) of the DGCL.

THIRD: The name of the sole surviving corporation is BTHC XI, Inc.

FOURTH: The merger will be effective upon the acceptance for filing of (i) Articles of Merger with the Secretary of State of Texas, and (ii) this Certificate of Merger with the Secretary of State of Delaware.

FIFTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation, without any changes thereto by reason of the merger.

SIXTH: The executed Agreement and Plan of Merger is on file at the surviving corporation's principal place of business located at 12890 Hilltop Road, Argyle, Texas 76226.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation upon request, without cost, to any stockholder of BTHC XI, Inc. or member of BTHC XI, LLC.

IN WITNESS WHEREOF, the surviving corporation has caused this certificate to be signed by an authorized officer on this 15th day of August, 2006.

BTHC XI, INC., a Delaware corporation

By: ______________________
Timothy P. Halter, President